UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JULY 28, 2005


                                  ------------

                                XENOVA GROUP PLC
             (Exact name of Registrant as specified in its charter)


                              957 BUCKINGHAM AVENUE
                                     SLOUGH
                                    BERKSHIRE
                                    SL1 4NL
                                       UK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

XENOVA GROUP PLC

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

REMINDER RE RECOMMENDED PROPOSAL BY CELTIC PHARMA TO ACQUIRE XENOVA

SLOUGH, UK, 28 JULY 2005 - Xenova Group plc (NASDAQ: XNVA; London Stock
Exchange: XEN) today issues a reminder to Xenova shareholders and holders of Xenova ADSs regarding the arrangements for approval of the Scheme of Arrangement pursuant to which the proposed acquisition of Xenova by Celtic Pharma Development UK PLC ("Celtic Pharma") is to be effected.

Terms defined in the Scheme Document dated 8 July shall have the same meaning when used in this document unless the context requires otherwise.

Attention of shareholders is drawn to the dates by which voting instructions must be received in order for Xenova Shares and Xenova ADSs to be represented and voted at the forthcoming Court Meeting and Extraordinary General Meeting to approve the Scheme. The latest time for receipt of completed voting instruction cards by The Bank of New York as depositary for holders of Xenova ADSs is 5pm (New York time) on Monday, 1 August 2005. The latest time for the Xenova Shareholders to lodge forms of proxy for the Court Meeting and Extraordinary General Meeting is 11.00am and 11.15am (both GMT) respectively on 6 August 2005. A form of proxy for the Court Meeting may also be handed to the Company's Registrar at the Court Meeting. The Court Meeting itself will be held at 11.00am on 8 August 2005, and the Extraordinary General Meeting will take place at 11.15am the same day.

Under the Scheme, Xenova Shareholders and holders of Xenova ADSs will be entitled to receive cash, Secured Loan Notes or a mix of the two. The Scheme enables Xenova shareholders and ADS holders to choose between the certainty of cash at a premium to the Xenova share price prior to the announcement of the Scheme or possibly higher returns in the form of the Secured Loan Notes.

The full background to and reasons for the Scheme are set out in the Scheme Document.

Commenting on today's announcement, David Oxlade, Chief Executive of Xenova, said:

"The Court Meeting and Extraordinary General Meeting are now imminent and we encourage shareholders and ADS holders to complete their proxy forms as soon as possible. In its preliminary results for the year ended 31 December 2004, Xenova stated that the Company would have insufficient funds for the subsequent twelve months. The Board has vigorously explored options for raising further cash, including a fundraising, but funding was not committed in sufficient amounts and no fundraising was concluded. The Board therefore reiterates its unanimous recommendation to vote in favour of the proposed acquisition by Celtic Pharma."

If you have not received your proxy/tender election materials or have any questions regarding the contents of the documents you have received please call the appropriate Shareholder Information Helpline.

In the UK  020-7814-5017

In Europe +44-20-7814-5017

In North America 888-410-7850

The helpline hours are:
8.00 a.m. - 5.00 p.m. UK Time for Europe
9.00 a.m. - 9.00 p.m. EDST in North America

Please note your call may be recorded for quality assurance and training purposes. The Shareholder Information Helplines cannot provide advice on the merits of the Scheme, the Secured Loan Note Offer or the Cash and Secured Loan Note Alternative or the Cash Alternative, nor can they give any financial or tax advice.

Jefferies Broadview, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Celtic Pharma and no one else in connection with the Proposal and will not be responsible to anyone other than Celtic Pharma for providing the protections afforded to customers of Broadview or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xenova and no on else in connection with the Proposal and will not be responsible to anyone other than Xenova for providing the protections afforded to customers of Lazard or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

As part of the Proposal, Xenova Securityholders who are eligible to do so may choose to receive the Secured Loan Notes offer. The Secured Loan Notes to be issued pursuant to the Scheme have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filled, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Secured Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Secured Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Secured Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from a Restricted Jurisdiction in which an offer of Secured Loan Notes would constitute a violation of relevant laws or require registration of the Secured Loan Notes, or to or for the account or benefit of any resident of a Restricted Jurisdiction.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Xenova, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Xenova is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities (or in any option in respect of, or derivative referenced to, any such securities) during the offer period.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Xenova by Xenova or Celtic Pharma, or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under FSMA 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone +44 20 7638 0129 or by fax on +44 20 7236 7013.

This announcement includes "forward-looking statements" relating to the Proposal, the Celtic Pharma Group and Xenova that are subject to known and unknown risks and uncertainties, many of which are outside of the Celtic Pharma Group's and Xenova's control and are difficult to predict and that may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this announcement regarding the business, financial condition, results of operations of Xenova, the Xenova Group, Celtic Pharma, the Celtic Pharma Group, Celtic Pharma Holdings, Celtic X Licensee, or Celtic Pharma Capital and certain plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should assumptions underlying such forward-looking statements prove incorrect, actual results may vary materially from those described herein.

These statements include, without limitation, those concerning: strategy and the ability to achieve it; expectations regarding sales, expenses, profitability and growth; possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "seek", "aim", "may", "expect", "anticipate", "believe", "future", "continue", "help", "estimate", "plan", "intend", "should", "could", "would", "shall" and similar terms or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are intended to identify or may constitute forward-looking statements. In addition, this announcement includes forward-looking statements relating to potential exposure to various types of market risks, such as foreign exchange rate risks, interest rate risks and other risks related to financial assets and liabilities. These forward-looking statements have been based on the current view of Xenova or Celtic Pharma management, as applicable, with respect to future events and financial performance. These views reflect the best judgement of the management of Xenova or Celtic Pharma, as applicable, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in forward-looking statements and from past results, performance or achievements. Although it is the belief of Xenova and Celtic Pharma, as the case may be, that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, without limitation, the following: the inability to obtain any necessary regulatory approvals in the context of the Proposal or to obtain them on acceptable terms, the inability to integrate successfully Xenova within the Celtic Pharma Group; costs related to the Acquisition; the economic environment of the industries in which the Celtic Pharma Group and Xenova operate; costs associated with research and development; changes in the prospects for products in the pipeline or under development by Xenova; dependence on the existing management of Celtic Pharma and Xenova; changes or uncertainties in UK or US federal or state tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which Celtic Pharma and Xenova operate, including those of the Federal Drug Administration in the United States, and other factors detailed in Xenova's fillings with the SEC; failure to protect intellectual property rights or any infringement claims; litigation; future exchange and interest rates; economic downturn; acts or threats of terrorism; acts or the threat of war or other adverse political developments.

All subsequent written and oral forward-looking statements attributable to Celtic Pharma or Xenova or persons acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the date of this announcement.

Enquiries

Celtic Pharma
John Mayo, Director
Tel: +44 (0)20 7786 5555
Stephen Evans-Freke, Director
Tel -: +1 212 755 9411

Xenova
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Tel: +44 (0)1753 706600

Jefferies Broadview (Adviser to Celtic Pharma)Bruce Huber
Julie Langley
Tel: +44 (0)20 7968 8000

Lazard (Adviser to Xenova)
David Gluckman
Nicholas Hill
Tel: +44 (0)20 7187 2000

Financial Dynamics
David Yates
Ben Atwell
Tel: +44 (0)20 7831 3113

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   XENOVA GROUP PLC
                                       -----------------------------------------
                                                     (Registrant)

    JULY 28, 2005                                 /s/ DANIEL ABRAMS
------------------------               -----------------------------------------
       (Date)                                       Daniel Abrams,
                                                   Finance Director